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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2000

                                       OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the transition period from ____________ to ____________


         Commission file number 000-25287


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                           TOWER FINANCIAL 401(k) PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           Tower Financial Corporation
                              116 East Berry Street
                            Fort Wayne, Indiana 46802

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                              REQUIRED INFORMATION


ITEM 4.

The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a)  Financial Statements:

          Report of Independent Auditor

          Financial Statements:

                  Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999

                  Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000

                  Notes to Financial Statements

(b)  Exhibits

     23 - Consent of Crowe, Chizek and Company LLP



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                         REPORT OF INDEPENDENT AUDITORS




Plan Trustees
Tower Financial 401(k) Plan
Fort Wayne, Indiana

We have audited the accompanying statements of net assets available for benefits of the Tower Financial 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with generally accepted accounting principles.




                                          /s/ Crowe, Chizek and Company LLP
Fort Wayne, Indiana
May 31, 2001


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                           TOWER FINANCIAL 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2000 AND 1999

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                                                          2000            1999
                                                          ----            ----
ASSETS

     Investments, at fair value                         $452,472        $146,185
     Employee contribution receivable                      3,134           3,407
                                                        --------        --------

         Total assets                                    455,606         149,592

LIABILITIES

     Stock distribution payable                               29               -
                                                        --------        --------


NET ASSETS AVAILABLE FOR BENEFITS                       $455,577        $149,592
                                                        ========        ========







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                 See accompanying notes to financial statements.

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                           TOWER FINANCIAL 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2000

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ADDITIONS TO NET ASSETS ATTRIBUTED TO:
      Investment income (loss)
         Net depreciation in fair value of investments (Note 4)       $ (85,996)
         Dividends                                                       40,262
                                                                      ---------
             Total investment income (loss)                             (45,734)

      Contributions
         Participants                                                   135,458
         Rollovers                                                      216,861
                                                                      ---------
             Total contributions                                        352,319
                                                                      ---------

             Total additions                                            306,585

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid directly to participants or their beneficiaries          78
      Administrative expenses                                               522
                                                                      ---------
             Total deductions                                               600
                                                                      ---------

NET INCREASE IN ASSETS                                                  305,985

Net assets available for benefits
      Beginning of year                                                 149,592
                                                                      ---------

      End of year                                                     $ 455,577
                                                                      =========


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                 See accompanying notes to financial statements.

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                           TOWER FINANCIAL 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

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NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Tower Financial 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution 401(k) profit sharing plan covering substantially all employees of Tower Financial Corporation (the "Corporation") and its subsidiary, Tower Bank & Trust Company. An employee becomes eligible to enter the Plan on January 1, April 1, July 1 and October 1, whichever comes first, following attainment of age 18 and completion of three months of service.

The Plan was adopted March 1, 1999. Effective July 1, 2000, the Plan was amended. The Plan provides for retirement, death, disability and termination benefits, and it is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Accounts: Each participant's account is credited with the participant's contribution and an allocation of (a) the Corporation's contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Contributions: Each year, participants may contribute up to 15 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers nine funds as investment options for participants, one of which is invested in employer stock. Eligible participants may share in matching contributions equal to a uniform percentage, if any, determined each year by the Corporation. The Corporation made no contributions to the Plan in 1999 or 2000.

Retirement, Death and Disability: A participant is entitled to 100 percent of his or her account balance upon death, total and permanent disability or retirement.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

Payment of Benefits: On termination of service, a participant may elect to receive either a lump sum or a direct rollover equal to the value of his or her vested interest in his or her account. Distributions out of the funds are made in cash.


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                                   (Continued)

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                           TOWER FINANCIAL 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

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Loan Provisions: Participants may borrow from their fund accounts up to a maximum of $50,000. The loans are secured by the balance in the participant's account and bear reasonable interest rates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles which significantly affect the Plan's determination of net assets and results of operations are summarized below.

ACCOUNTING METHOD: The accounting practices and principles followed by the Plan and the methods of applying those principles conform to generally accepted accounting principles.

Valuation of Investments: Investments are stated at fair value as determined by quoted market prices, if available.

Net Appreciation (Depreciation) in Fair Value of Investments: In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year along with gains and losses on sales of investments are reflected in the Statement of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments. Unrealized appreciation (depreciation) for investments held as of the end of the current fiscal year is the difference between the current value of those investments and the value of those investments as of the end of the prior fiscal year or the purchase date for investments purchased during the year. The gain or loss on securities sold is the difference between the proceeds received and the fair value of the security at the end of the prior fiscal year or the purchase date for securities purchased during the year.

Administrative Expenses: All expenses of administration may be paid out of the Trust Fund unless paid by the Corporation. Until paid, the expenses shall constitute a liability of the Trust Fund.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of termination, participants will become 100 percent vested in their accounts.


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                                   (Continued)

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                           TOWER FINANCIAL 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

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NOTE 4 - INVESTMENTS

The following presents investments at quoted market value.

                                                             December 31,
                                                         2000           1999
                                                         ----           ----
     MUTUAL FUNDS
         Massachusetts Investors Trust,
           3,589 and 1,003 units, respectively*       $  71,854      $  21,015
         MFS Bond Fund-A, 4,553 and
           1,340 units, respectively*                    56,143         16,319
         MFS Emerging Growth Fund-A,
           1,775 and 633 units, respectively*            79,464         42,153
         MFS Global Equity Fund-A,
           2,180 and 191 units, respectively*            45,666          4,629
         MFS Strategic Growth Fund-A,
           5,937 and 1,577 units, respectively*         158,234         54,873
         Other mutual funds                              18,286          7,196
                                                      ---------      ---------
                                                        429,647        146,185
     OTHER INVESTMENTS
         Cash                                                34              -
         Loan to participant                              6,500              -
         Tower Financial Corporation common stock        16,291              -
                                                      ---------      ---------
                                                         22,825              -
                                                      ---------      ---------

                                                      $ 452,472      $ 146,185
                                                      =========      =========

     * Denotes investment that represents 5 percent or more of the Plan's net assets.

The following table presents the net depreciation (including investments bought, sold and held during the year) in fair value for each of the Plan's investment categories for the year ended December 31, 2000.

      Mutual funds                                    $ (84,179)
      Tower Financial Corporation common stock           (1,817)
                                                      ---------

                                                      $ (85,996)
                                                      =========

All of the Plan's investments are uninsured.


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                                   (Continued)

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                           TOWER FINANCIAL 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

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NOTE 5 - PLAN AMENDMENTS

Effective July 1, 2000, the Plan was amended to allow for the purchase of Tower Financial Corporation common stock.


NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. The employer paid for all professional services, except for stock transfer fees.

During 2000, the Plan purchased 2,214 shares of Tower Financial Corporation common stock at a cost ranging from $7.50 to $8.875 per share. The Plan sold 5 shares of Tower Financial Corporation common stock at a sales price of $7.25 per share.

At December 31, 2000 and 1999, the Plan held the following party-in-interest investments (at quoted market value):

                                                        December 31,
                                                     2000         1999
                                                     ----         ----
     Massachusetts Investor Trust, 3,589
       and 1,003 units, respectively               $ 71,854     $ 21,015
     MFS Bond Fund-A, 4,553 and
       1,340 units, respectively                     56,143       16,319
     MFS Emerging Growth Fund-A,
       1,775 and 633 units, respectively             79,464       42,153
     MFS Global Equity Fund-A, 2,180
       and 191 units, respectively                   45,666        4,629
     MFS Money Market Fund-A, 171
       and 154 units, respectively                      171          154
     MFS Strategic Growth Fund-A,
       5,937 and 1,577 units, respectively          158,234       54,873
     MFS Total Return Fund-A, 1,176
       and 507 units, respectively                   18,115        7,042
     Tower Financial Corporation common
       stock, 2,209 and 0 shares, respectively       16,291            -



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                                   (Continued)

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                           TOWER FINANCIAL 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

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NOTE 7 - TAX STATUS

The Plan has not applied for a determination letter from the Internal Revenue Service. Although the Plan has not yet received a favorable determination letter, the plan administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. The Plan is anticipating applying for a determination letter when the Internal Revenue Service opens the application process.


NOTE 8 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Amounts allocated to these participants were approximately $6,700 and $1,900 at December 31, 2000 and 1999, respectively.




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                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   TOWER FINANCIAL 401(k) Plan

                                   By: Tower Financial 401(k) Plan Trustees


Dated: June 26, 2001                /s/  Donald F. Schenkel
                                   -----------------------------------------
                                   Donald F. Schenkel, Trustee


Dated: June 26, 2001                /s/  Kevin J. Himmelhaver
                                   -----------------------------------------
                                   Kevin J. Himmelhaver, Trustee


Dated: June 26, 2001                /s/  Curtis A. Brown
                                   -----------------------------------------
                                   Curtis A. Brown, Trustee





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